UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Banco Santander (Brasil) S.A.

1Q16 BR GAAP – EARNINGS RELEASE

April 27th, 2016

Simple | Personal | Fair

Santander

1

CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03

sTRATEGY	04

EXECUTIVE SUMMARY	05

SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	06
BALANCE SHEET	10

OUR SHARES	19

RATINGS	20

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	21

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIANTION	24

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise. The reconciliation with the accounting result can be found on pages 24 and 25.

In addition, as of 2016, in accordance with a Notice to the Market announced on April 11, 2016, net interest income and credit portfolio were adjusted with no impact on the total of these lines. More details can be found on pages 6 and 12 hereof.

MANAGERIAL¹ ANALYSIS - BR GAAP	1Q16	1Q15	Var.	1Q16	4Q15	Var.
			1Q16x1Q15			1Q16x4Q15

RESULTS (R$ million)
Net interest income	7,599	7,140	6.4%	7,599	7,384	2.9%
Fee and commission income	3,090	2,828	9.3%	3,090	3,210	-3.7%
Allowance for loan losses	(2,424)	(2,112)	14.8%	(2,424)	(2,762)	-12.2%
General Expenses²	(4,410)	(4,103)	7.5%	(4,410)	(4,632)	-4.8%
Managerial net profit³	1,660	1,633	1.7%	1,660	1,607	3.3%
Accounting net profit	1,213	684	77.4%	1,213	1,167	3.9%

BALANCE SHEET (R$ million)
Total assets	668,750	612,291	9.2%	668,750	677,454	-1.3%
Securities	151,377	131,493	15.1%	151,377	142,892	5.9%
Loan portfolio	248,271	258,144	-3.8%	248,271	260,989	-4.9%
Individuals	85,593	79,819	7.2%	85,593	84,805	0.9%
Consumer finance	32,708	36,178	-9.6%	32,708	33,931	-3.6%
Small and Medium Enterprises	33,837	35,831	-5.6%	33,837	35,387	-4.4%
Corporate	96,133	106,316	-9.6%	96,133	106,866	-10.0%
Expanded Credit Portfolio[4]	312,018	324,319	-3.8%	312,018	330,947	-5.7%
Funding from Clients[5]	283,141	260,722	8.6%	283,141	287,936	-1.7%
Equity[6]	54,428	51,385	5.9%	54,428	50,673	7.4%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	12.6%	12.8%	-0.2 p.p.	12.6%	12.4%	0.2 p.p.
Return on average asset excluding goodwill[6] - annualized	1.0%	1.1%	-0.1 p.p.	1.0%	0.9%	0.1 p.p.
Efficiency Ratio[7]	50.8%	49.8%	1.0 p.p.	50.8%	51.4%	-0.6 p.p.
Recurrence Ratio[8]	70.1%	68.9%	1.2 p.p.	70.1%	69.3%	0.8 p.p.
BIS ratio[9]	16.4%	16.0%	0.5 p.p.	16.4%	15.7%	0.7 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency ratio (over 90 days)	3.3%	3.0%	0.3 p.p.	3.3%	3.2%	0.1 p.p.
Delinquency ratio (over 60 days)	4.2%	3.7%	0.4 p.p.	4.2%	4.0%	0.1 p.p.
Coverage ratio (over 90 days)	200.1%	180.8%	19.3 p.p.	200.1%	199.4%	0.7 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	213,191	167,406	27.3%	213,191	198,534	7.4%
Branches	2,263	2,253	10	2,263	2,262	1
PABs (mini branches)	1,176	1,138	38	1,176	1,175	1
Own ATMs	14,165	14,372	(207)	14,165	14,221	(56)
Total Customers (thousand)	32,899	31,388	1,510	32,899	32,430	469
Employees	50,142	49,910	232	50,142	50,024	118

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit, excluding estraordinary results and considering 100% of reversal of goodwill amortization expense ocurred in the period. The goodwill amortization expense in 1Q16 was R$ 447 million, R$ 440 million in 4Q15 and R$ 949 million in 1Q15.

4. Includes other credit risk transactions with clients ("debenture", FIDC, CRI, floating rate notes, promissory notes, acquiring activities related assets and guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI, Treasury Notes (Letras Financeiras - LFT) and Certificates of Structured Operations (COE)
6. Excludes 100% of the goodwill (net of amortization) that in 1Q16 was R$3,625 million, R$ 4,146 million in 4Q15 and R$ 6,018 million in 1Q15.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense).
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as per Brazilian Central Bank criterion. From 2015 on, considers the prudential conglomerate.
10. According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.

STRATEGY

STRATEGY

Banco Santander Brasil is a universal bank focusing on retail services. We are certain that the only way to grow in a recurring and sustainable manner is to provide excellent services that increase the level of satisfaction and attract more customers, who become more engaged. To accomplish this, our priority is to be a simple, personal and fair bank. Our strategy is based on a long-term outlook, focusing on the efficient execution of the following priorities:

●        Increase customer preference and loyalty with targeted products and services that are simple, modern and efficient, which, through a multi-channel platform, seek to maximize the satisfaction of our customers.

●        Improve recurrence and sustainability by growing business with more diversified revenue, seeking a balance between credit, funding and services. At the same time, maintaining efficient cost management and rigorous control over risks.

●        Be disciplined with capital and liquidity to maintain strength, adapt to regulatory changes and take advantage of opportunities for growth.

●        Increase productivity through an intense agenda of productive transformation that allows us to offer a complete portfolio of services.

Our strategy prioritizes growth, close and long-lasting relations with our stakeholders, and alignment with the country’s social and economic development agenda. We are currently undergoing a commercial transformation agenda focused on customer satisfaction and profitability, which includes modernizing, simplifying and improving the supply of products, services and processes.

In the first quarter of 2016, we highlight the following advances:

●        We expanded our segment "Santander Negócios & Empresas" to companies with annual income up to R$ 200 MM (previously R$ 80 MM), making available more assertive tools through a financial offer (products and services) and a non-financial offer (development, courses, lectures, trainee program, place for meetings and internationalization), with an adequate service model, regardless of the size, sector or location of the client, aiming at a process simplification to attend better client experience;

●        We acquired 100% of "ContaSuper", a digital payment platform, that meets the demands and creates new forms of use for all customer profiles;

●        We inaugurated a new branch model, which transforms the customer experience through an integrated tools of digital channels and differentiated spaces and equipment to simplify processes from a client perspective;

●        In line with our multichannel strategy, we launched a digital service channel for Van Gogh and “Empresas 1” customers, with specialized client coverage by phone and e-mail, in extended hours;

●        We are the bank with the lowest rate of client complaints among our main competitors in the Brazilian Central Bank Ranking, as results of the improvements we are implementing in our services.

Santander also plays an active role in Sustainability, with its pillars of Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses. Proof of this came in the form of the significant recognition received throughout first quarter of 2016, such as participation in the Corporate Sustainability Index (ISE) for the sixth consecutive year and the Climate Disclosure Leadership Index (CDLI). In addition, Santander is an industry leader with its Microcredit program, which occupies a prominent position among private banks. Through our Santander Universities program, we distributed more than 11,000 scholarships in the first quarter of 2016, totalling more than R$ 23 million, thus contributing to the advancement of quality education in Brazil.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

The managerial net profit¹ totaled R$ 1,660 million in the first quarter of 2016, up 1.7% in twelve months and 3.3% in the quarter.

Total revenues reached R$ 10,690 million in the first quarter of 2016, an increase of 7.2% in twelve months (or R$ 722 million) and 0.9% in the quarter. The allowance for loan losses amounted to R$ 2,424 million, a growth of 14.8% in twelve months (or R$ 313 million) and a decrease of 12.2% in the quarter. Revenues net of allowance for loan losses moved up by 5.2% in twelve months and 5.5% in the quarter.

General expenses totaled R$ 4,410 million in the 1Q16, up 7.5% in twelve months (or R$ 307 million), increasing below inflation for the period. In the quarter, there was a decrease of 4.8%, mainly due the better performance of administrative expenses. The efficiency ratio reached 50.8% in the first quarter of 2016, up 1.0 p.p. in twelve months and down 0.6 p.p. in the quarter.

Total credit portfolio came to R$ 248,271 million in the 1Q16, a decrease of 3.8% in twelve months (or R$ 9,873 million) and 4.9% in the quarter. Excluding the effect of the exchange rate variation, total credit portfolio would have dropped 5.4% in twelve months and 3.4% in three months. The expanded credit portfolio totaled R$ 312,018 million in the first quarter of 2016, a decrease of 3.8% in twelve months (or R$ 12,302 million) and 5.7% in the quarter. Excluding the effect of the exchange rate variation, the expanded credit portfolio would have decreased 5.0% in twelve months and 4.5% in three months.

Loans to individuals closed March 2016 at R$ 85,593 million, up 7.2% in twelve months (or R$ 5,774 million) mainly due to mortgage and payroll loans. In the quarter, there was a growth of 0.9%.

The consumer finance portfolio totaled R$ 32,708 million in the first quarter of 2016, down 9.6% in twelve months (or R$ 3,470 million) and 3.6% in the quarter.

As of 2016, the annual revenue threshold for the clients serviced by our SME platform increased from R$ 80 million to R$ 200 million. Thus, our clients with an annual revenue above R$ 200 million, continues to be serviced by the corporate platform. This new segmentation led to a reclassification of the credit portfolio among the SME and corporate segments, with no impact in the overall credit portfolio. In order to ensure better comparability, the credit portfolio historical series was published on April 11, 2016, including this change.

The SME portfolio closed March 2016 at R$ 33,837 million, a drop of 5.6% in twelve months (or R$ 1,994 million) and 4.4% in the quarter.

The corporate portfolio came to R$ 96,133 million, down 9.6% in twelve months (or R$ 10,184 million) and 10.0% in the quarter. The yearly evolution was positively affected by the exchange rate variation. Excluding said effect, this credit portfolio would have fallen by 13.0% in twelve months. The impact was negative in the quarter. Therefore, excluding the effect, there was a decrease of 6.7% in the period.

Total funding from clients reached R$ 283,141 million in the 1Q16, up 8.6% in twelve months and down 1.7% in the quarter. Total funding and asset under management came to R$ 512,809 million, 9.3% higher than 1Q15 and 0.6% lower in the quarter.

Total equity, excluding R$ 3,625 million related to goodwill, came to R$ 54,428 million in the first quarter of 2016. Return on average equity (ROAE), adjusted for goodwill, reached 12.6% in the 1Q16, down 0.2 p.p. in twelve months and up 0.2% in the quarter. The BIS ratio reached 16.4% in the 1Q16. Tier I capital reached 15.1% and Tier II capital stood at 1.3%. The coverage ratio (over 90 days) closed March 2016 at 200.1%.

RECENT EVENT

Call Option exercise of the remaining shares of Super Pagamentos e Administração de Meios Eletrônicos S.A. ("Super"). (More details see note 37 of the financial statements.).

1. Accounting net profit excluding extraordinary events and considering 100% of the reversal of goodwill amortization expenses.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we will present the analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ million)
	1Q16	4Q15	3Q15	2Q15	1Q15

Net Interest Income	7,599	7,384	7,631	7,480	7,140
Allowance for Loan Losses	(2,424)	(2,762)	(2,448)	(2,338)	(2,112)
Net Interest Income after Loan Losses	5,175	4,622	5,183	5,142	5,028
Fee and commission income	3,090	3,210	2,919	2,910	2,828
General Expenses	(4,410)	(4,632)	(4,288)	(4,300)	(4,103)
Personnel Expenses + Profit Sharing	(2,132)	(2,202)	(2,054)	(1,962)	(1,861)
Administrative Expenses²	(2,278)	(2,430)	(2,234)	(2,337)	(2,242)
Tax Expenses	(817)	(784)	(770)	(889)	(929)
Investments in Affiliates and Subsidiaries	0	0	0	0	1
Other Operating Income/Expenses	(1,197)	(802)	(844)	(925)	(802)
Operating Profit	1,841	1,614	2,201	1,938	2,022
Non Operating Income	25	(21)	21	39	78
Net Profit before Tax	1,866	1,593	2,222	1,977	2,100
Income Tax and Social Contribution	(204)	55	(431)	(293)	(408)
Minority Interest	(2)	(40)	(82)	(9)	(60)
Net Profit	1,660	1,607	1,708	1,675	1,633

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

NET INTEREST INCOME

As of 1Q16, there was a reclassification between net interest income from “loans”, “deposits” and “others”. The concept of deposit net interest income was expanded in order to better reflect the funding structure, thereby including among others, LCIs and LCAs, previously allocated to the “others” line. The funds transfer pricing mechanisms between mortgages, savings accounts and LCIs was also revised. These changes did not affect the total of the net interest income.

Net interest income, including income from financial operations, totaled R$ 7,599 million in the first quarter of 2016, up 6.4% year-on-year and 2.9% quarter-on-quarter. The twelve-month increase was mainly due to the performance of the income from the “loans” and “deposits” lines, which jointly accounted for more than two-thirds of the period upturn. In the quarter, growth was sustained by higher revenues from deposits and market activities, the latter reflected on the “others” line.

Revenues from loan operations grew 4.6% in twelve months and dropped 1.8% in the quarter. The twelve-month revenue improvement reflects the increase in average credit portfolio volume and the 0.12 p.p. upturn in the average spread. In the quarter, the reduction was mainly due to the slower pace of credit, as a result of the current economic environment. Revenues from deposits increased by 16.7% in twelve months and 3.9% in the quarter.

The “others” line, which includes the result of the structural interest rate gap, revenue from customers in treasury activities and others,  moved up by 8.7% in twelve months and 20.9% in the quarter.

SANTANDER BRASIL RESULTS

NET INTEREST INCOME	1Q16	1Q15	Var.	1Q16	4Q15	Var.
(R$ million)			1Q16x1Q15			1Q16x4Q15

Net Interest Income	7,599	7,140	6.4%	7,599	7,384	2.9%
Loans	5,293	5,058	4.6%	5,293	5,391	-1.8%
Average volume	251,473	246,632	2.0%	251,473	256,826	-2.1%
Spread (Annualized)	8.4%	8.3%	0.12 p.p.	8.4%	8.3%	0.11 p.p.
Deposits	633	542	16.7%	633	609	3.9%
Average volume	218,153	208,149	4.8%	218,153	224,713	-2.9%
Spread (Annualized)	1.2%	1.1%	0.09 p.p.	1.2%	1.1%	0.08 p.p.
Others¹	1,674	1,540	8.7%	1,674	1,384	20.9%

1. Includes Gains (Losses) on financial transactions and other net interest income.

FEE AND COMMISSION INCOME

Revenues from fee and commission income amounted to R$ 3,090 million in the first quarter of 2016, up 9.3% in twelve months (R$ 263 million), driven mainly by “current account services”, "cards” and “collection services” lines. There was a decrease of 3.7% in the quarter, explained, mainly due to the typical seasonality of the last quarter of the year, as well as the impact of insurance commissions, as detailed below. If we exclude the insurance impact, total commissions would have recorded a quarterly growth of 1.2%.

Commissions from credit cards totaled R$ 904 million in the first quarter of 2016, up 7.9% in twelve months (or R$ 67 million) and down 4.6% in the quarter. The quarterly downturn was impacted by end-of-year seasonality.

Insurance fees totaled R$ 485 million in the first quarter of 2016, up 2.8% in twelve months (or R$ 13 million). The decrease in the quarter of 17.4% was due to the seasonal effect of policy renewals, which are concentrated in the fourth quarter of the year. Excluding this effect, this line would have grown 12.7%.

Current account services fees totaled R$ 579 million in the first quarter of 2016, up 24.3% in twelve months (or R$ 113 million) and 4.1% in the quarter, partially explained by the increase in the number of loyal customer and improvement in services quality.

Asset management fees totaled R$ 248 million in the first quarter of 2016, a drop of 4.5% in twelve months (or R$ 12 million) and up 0.6% in the quarter. The evolution, in twelve months, reflects, mainly, the sale of the custody business occurred in 3Q15. Excluding this effect, this line would have grown 5.4% in twelve months.

Additionally, income from lending operations came to R$ 338 million in the first quarter of 2016, up 3.1% in twelve months (or R$ 10 million) and down 6.5% in the quarter.

FEE AND COMMISSION INCOME	1Q16	1Q15	Var.	1Q16	4Q15	Var.
(R$ million)			1Q16x1Q15			1Q16x4Q15

Cards	904	838	7.9%	904	948	-4.6%
Insurance fees	485	472	2.8%	485	587	-17.4%
Current Account Services	579	466	24.3%	579	556	4.1%
Asset Management	248	260	-4.5%	248	247	0.6%
Lending Operations	338	328	3.1%	338	361	-6.5%
Collection Services	279	233	19.7%	279	276	1.0%
Securities Brokerage, Custody and Placement Services	143	140	2.6%	143	133	8.1%
Others	114	92	23.4%	114	102	11.1%
Total	3,090	2,828	9.3%	3,090	3,210	-3.7%

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses, including depreciation and amortization, totaled R$ 4,410 million in the first quarter of 2016, an increase of 7.5% in twelve months (or R$ 307 million), below the inflation rate in the same period, underlining the cost control effort made for more than three years. It is worth noting that the association with Bonsucesso impacts the twelve-month figures. Excluding this effect, the increase in twelve months would have been 6.0%.  In the quarter, there was a decrease of 4.8%.

Administrative and personnel expenses, excluding depreciation and amortization, totaled R$ 3,989 million in the first quarter of 2016, an increase of 11.7% in twelve months (or R$ 419 million) and a drop of 5.9% over the previous quarter.

Personnel expenses, including profit sharing, came to R$ 2,132 million in the first quarter of 2016, an increase of 14.5% year on year (or R$ 271 million) and a fall of 3.2% quarter on quarter. The increase in twelve months mainly reflected the impact of the annual collective wage agreement which took place in the 4Q15.

Administrative expenses, excluding depreciation and amortization, amounted to R$ 1,857 million in the first quarter of 2016, a 8.7% (or R$ 148 million) increase in twelve months.  In the quarter, the 8.7% decrease was mainly due to lower expenses from “outsourced and specialized services“ and “advertising, promotion and publicity” that, together, were responsible for more than 90% of the variation in this period. Depreciation and amortization totaled R$ 421 million in the first quarter of 2016, down 21% in twelve months (or R$ 112 million) and up 6.5% in the quarter.

The efficiency ratio reached 50.8% in this quarter, up 1.0 p.p. over 1Q15 and down 0.6 p.p. over the previous quarter.

EXPENSES' BREAKDOWN (R$ million)	1Q16	1Q15	Var.	1Q16	4Q15	Var.
			1Q16x1Q15			1Q16x4Q15

Outsourced and Specialized Services	543	534	1.7%	543	601	-9.7%
Advertising, promotions and publicity	62	56	11.7%	62	169	-63.1%
Data processing	385	332	15.9%	385	377	2.0%
Communications	122	119	2.6%	122	136	-9.7%
Rentals	179	183	-2.0%	179	183	-2.2%
Transport and Travel	59	45	31.4%	59	65	-8.3%
Security and Surveillance	177	162	9.4%	177	175	1.0%
Maintenance	63	58	8.2%	63	56	11.3%
Financial System Services	61	53	15.0%	61	49	22.9%
Water, Electricity and Gas	63	50	25.3%	63	58	7.7%
Material	18	18	-1.6%	18	21	-14.7%
Others	126	101	25.4%	126	145	-12.8%
Subtotal	1,857	1,709	8.7%	1,857	2,035	-8.7%
Depreciation and Amortization[1]	421	533	-21.0%	421	395	6.5%
Total Administrative Expenses	2,278	2,242	1.6%	2,278	2,430	-6.3%

Compensation²	1,358	1,167	16.4%	1,358	1,356	0.1%
Charges	380	354	7.2%	380	447	-15.2%
Benefits	368	313	17.5%	368	356	3.4%
Training	15	18	-14.2%	15	31	-50.5%
Others	11	9	18.3%	11	11	-5.0%
Total Personnel Expenses	2,132	1,861	14.5%	2,132	2,202	-3.2%

ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	3,989	3,571	11.7%	3,989	4,237	-5.9%

TOTAL GENERAL EXPENSES	4,410	4,103	7.5%	4,410	4,632	-4.8%

1. Excludes the expenses of goodwill amortization, which in 1Q16 was R$ 447 million, R$ 440 million in 4Q15 and R$ 949 million in 1Q15.
2. Includes Profit Sharing.

SANTANDER BRASIL RESULTS

ALLOWANCE FOR LOAN LOSSES

 The allowance for loan losses totaled R$ 2,424 million in the first quarter of 2016, up 14.8% in twelve months (or R$ 313 million) and down 12.2% in the quarter.

ALLOWANCE FOR LOAN LOSSES	1Q16	1Q15	Var.	1Q16	4Q15	Var.
(R$ million)			1Q16x1Q15			1Q16x4Q15

Gross allowance for loan losses	(3,028)	(2,568)	17.9%	(3,028)	(3,497)	-13.4%
Income from recovery of written off loans	604	457	32.3%	604	735	-17.8%
Total	(2,424)	(2,112)	14.8%	(2,424)	(2,762)	-12.2%

OtHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) came to R$ -1,197 million in the first quarter of 2016, an increase of 49.2% in twelve months (or R$ 395 million) and 49.3% in the quarter.

OTHER OPERATING INCOME (EXPENSES) (R$ million)	1Q16	1Q15	Var.	1Q16	4Q15	Var.
			1Q16x1Q15			1Q16x4Q15

Other operating income (expenses)	(1,197)	(802)	49.2%	(1,197)	(802)	49.3%
Expenses from cards	(335)	(339)	-1.3%	(335)	(406)	-17.4%
Net Income from Capitalization	70	60	17.5%	70	71	-0.4%
Provisions for contingencies¹	(460)	(336)	36.9%	(460)	(610)	-24.6%
Others	(473)	(187)	152.9%	(473)	143	n.a

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$ 204 million in the first quarter of 2016, reaching an effective rate of 10.9% and registering a decrease of 8.5 p.p. in twelve months. The reduction in this quarter was due to the offsetting of tax losses from previous fiscal years.

SANTANDER BRASIL RESULTS

balance sheet

At the close of March 2016, total assets reached R$ 668,750 million, up 9.2% in twelve months and down 1.3% in the quarter. In the same period, total equity came to R$ 58,053 million or R$ 54,428 million excluding goodwill.

ASSETS (R$ million)	Mar/16	Mar/15	Var.	Dec/15	Var.
			Mar/16xMar/15		Mar/16xDec/15

Current Assets and Long Term Assets	655,329	596,216	9.9%	663,809	-1.3%
Cash and Cash Equivalents	5,463	4,964	10.1%	6,864	-20.4%
Interbank Investments	51,481	48,736	5.6%	55,810	-7.8%
Money Market Investments	31,838	36,619	-13.1%	31,990	-0.5%
Interbank Deposits	2,248	2,952	-23.8%	1,989	13.0%
Foreign Currency Investments	17,395	9,166	89.8%	21,831	-20.3%
Securities and Derivative Financial Instrument	151,377	131,493	15.1%	142,892	5.9%
Own Portfolio	30,072	31,313	-4.0%	36,311	-17.2%
Subject to Repurchase Commitments	82,498	57,922	42.4%	58,961	39.9%
Posted to Central Bank of Brazil	6,712	9,965	-32.6%	6,216	8.0%
Pledged in Guarantees	15,036	17,992	-16.4%	15,390	-2.3%
Others	17,059	14,301	19.3%	26,013	-34.4%
Interbank Accounts	57,101	34,291	66.5%	55,303	3.3%
Interbranch Accounts	-	-	-	-	-
Lending Operations	232,145	244,162	-4.9%	244,460	-5.0%
Lending Operations	248,360	258,236	-3.8%	261,083	-4.9%
Lending Operations Related to Assignment	181	4	n.a	209	-13.6%
(Allowance for Loan Losses)	(16,396)	(14,078)	16.5%	(16,832)	-2.6%
Others Receivables	154,830	130,277	18.8%	155,993	-0.7%
Others Assets	2,932	2,292	27.9%	2,486	17.9%
Permanent Assets	13,420	16,075	-16.5%	13,645	-1.6%
Investments	164	38	n.a.	68	143.3%
Fixed Assets	6,915	6,783	1.9%	6,986	-1.0%
Intangibles	6,341	9,253	-31.5%	6,591	-3.8%
Goodwill	27,490	27,531	-0.1%	27,490	0.0%
Intangible Assets	7,960	7,693	3.5%	7,751	2.7%
(Accumulated Amortization)	(29,109)	(25,971)	12.1%	(28,649)	1.6%
Total Assets	668,750	612,291	9.2%	677,454	-1.3%

Goodwill (net of the amortization)	3,625	6,018	-39.8%	4,146	-12.6%
Total Assets (excluding goodwill)	665,125	606,273	9.7%	673,308	-1.2%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ million)	Mar/16	Mar/15	Var.	Dec/15	Var.
			Mar/16xMar/15		Mar/16xDec/15

Current Liabilities and Long Term Liabilities	608,360	553,030	10.0%	620,293	-1.9%
Deposits	136,947	140,580	-2.6%	141,886	-3.5%
Demand Deposits	14,491	15,255	-5.0%	15,698	-7.7%
Savings Deposits	34,964	37,569	-6.9%	35,985	-2.8%
Interbank Deposits	2,444	3,748	-34.8%	3,675	-33.5%
Time Deposits	85,048	84,008	1.2%	86,528	-1.7%
Money Market Funding	148,702	117,102	27.0%	134,960	10.2%
Own Portfolio	121,355	89,866	35.0%	104,218	16.4%
Third Parties	5,672	10,400	n.a.	10,828	-47.6%
Free Portfolio	21,675	16,836	28.7%	19,915	8.8%
Funds from Acceptance and Issuance of Securities	96,863	83,722	15.7%	99,848	-3.0%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	88,553	69,457	27.5%	84,607	4.7%
Funding from Certificates of Structured Operations	899	356	152.9%	785	14.6%
Securities Issued Abroad	6,443	12,911	-50.1%	13,472	-52.2%
Others	1,867	1,354	37.9%	1,769	5.5%
Interbank Accounts	1,276	1,284	-0.6%	14	n.a.
Interbranch Accounts	2,397	2,025	18.4%	3,818	-37.2%
Borrowings	32,127	29,274	9.7%	36,762	-12.6%
Domestic Onlendings - Official Institutions	16,082	15,987	0.6%	16,263	-1.1%
Foreign Onlendings	-	-	n.a.	-	n.a.
Derivative Financial Instruments	14,297	15,247	-6.2%	22,883	-37.5%
Other Payables	159,669	147,808	8.0%	163,859	-2.6%
Deferred Income	409	408	0.2%	385	6.1%
Minority Interest	1,928	1,449	33.0%	1,956	-1.5%
Equity	58,053	57,403	1.1%	54,819	5.9%
Total Liabilities	668,750	612,291	9.2%	677,454	-1.3%

Equity (excluding goodwill)	54,428	51,385	5.9%	50,673	7.4%

SECURITIES

Securities totaled R$ 151,377 million in March 2016, up 15.1% in twelve months and 5.9% in the quarter. The variation in the financial instruments line is mainly explained by the exchange rate variation.

SECURITIES (R$ million)	Mar/16	Mar/15	Var.	Dec/15	Var.
			Mar/16xMar/15		Mar/16xDec/15

Public securities	116,536	97,645	19.3%	97,379	19.7%
Private securities	17,785	19,551	-9.0%	19,502	-8.8%
Financial instruments	17,056	14,298	19.3%	26,010	-34.4%
Total	151,377	131,493	15.1%	142,892	5.9%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

As of 2016, aiming to further strengthen Santander’s commercial model, the segmentation of the corporate loan portfolio was altered with no impact, however, on the total of the credit portfolio. The new segmentation includes altering the SME and corporate segments, which now comprise, respectively, companies with annual revenues of up to R$ 200 million (previously up to R$ 80 million) and those with annual revenues of more than R$ 200 million (previously more than R$ 80 million). For comparison purposes, on April 11, 2016, we published the historical series of the loan portfolio including said change.

The credit portfolio totaled R$ 248,271 million in March 2016, dropping 3.8% in twelve months (or R$ 9,873 million) and 4.9% in the quarter. In both comparisons (twelve months and quarterly), the foreign currency credit portfolio, which also includes dollar-indexed loans, was impacted by the variation of the Real against the Dollar. Thus, excluding the exchange rate variation impact, the credit portfolio would have decreased 5.4% and 3.4% in twelve months and in the quarter, respectively.

The foreign currency credit portfolio, including dollar-indexed loans, totaled R$ 40,711 million in March 2016, up 0.6% on the R$ 40,482 million recorded in 1Q15 and 8.8% lower on the R$ 44,663 million recorded in December 2015.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, ended March 2016 at R$ 312,018 million, down 3.8% in twelve months (or R$ 12.302 million) and 5.7% in the quarter. Excluding the exchange rate variation impact, the expanded credit portfolio would have decreased 5.0% in twelve months and 4.5% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Mar/16	Mar/15	Var.	Dec/15	Var.
(R$ million)			Mar/16xMar/15		Mar/16xDec/15

Individuals	85,593	79,819	7.2%	84,805	0.9%
Consumer Finance	32,708	36,178	-9.6%	33,931	-3.6%
SMEs	33,837	35,831	-5.6%	35,387	-4.4%
Corporate	96,133	106,316	-9.6%	106,866	-10.0%
Total portfolio	248,271	258,144	-3.8%	260,989	-4.9%
Other credit related transactions¹	63,747	66,175	-3.7%	69,958	-8.9%
Total expanded credit portfolio	312,018	324,319	-3.8%	330,947	-5.7%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals closed March 2016 at R$ 85,593 million, up 7.2% in twelve months (or R$ 5,774 million) and 0.9% in the quarter. The yearly increase was driven by mortgage and payroll loans.

The balance of mortgages ended 1Q16 at R$ 26,527 million, up 16.6% in twelve months (or R$ 3,771 million) and 2.3% in the quarter.

Payroll loans totaled R$ 15,537 million, up 21.8% in twelve months (or R$ 2,780 million) and 6.0% in the quarter.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, closed March 2016 at R$ 32,708 million, down 9.6% in twelve months (or R$ 3,470 million) and 3.6% in the quarter. Of this total, R$ 27.264 million refers to vehicle financing for individuals.

Therefore, the total vehicle portfolio for individuals, including operations originated through car dealers and Santander’s branch network, amounted to R$ 29,543 million in 1Q16, a fall of 10.7% in twelve months and 2.5% in the quarter.

CORPORATE AND SMEs

Corporate and SME loans ended March 2016 at R$ 129,969 million, a fall of 8.6% both in twelve months (or R$ 12,178 million) and in the quarter. It is worth noting that this quarter was affected by the reclassification of the corporate segment on the credit portfolio, as mentioned before.

The corporate loan portfolio came to R$ 96,133 million, down 9.6% in twelve months (or R$ 10,184 million) and 10.0% in the quarter. The twelve-month drop was positively impacted by the exchange rate variation, while in the quarter the impact was negative. Excluding this effect, the portfolio shows a decrease of 13.0% in twelve months and 6.7% in the quarter.

Loans to SMEs totaled R$ 33,837 million in 1Q16, down 5.6% in twelve months (or R$ 1,994 million) and 4.4% in the quarter.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

MANAGERIAL BREAKDOWN OF CREDIT	Mar/16	Mar/15	Var.	Dec/15	Var.
PORTFOLIO BY PRODUCT (R$ million)			Mar/16xMar/15		Mar/16xDec/15

Individuals
Leasing / Auto Loans¹	2,280	3,132	-27.2%	2,481	-8.1%
Credit Card	18,187	17,170	5.9%	19,134	-4.9%
Payroll Loans	15,537	12,757	21.8%	14,656	6.0%
Mortgages	26,527	22,756	16.6%	25,932	2.3%
Agricultural Loans	3,593	3,639	-1.3%	3,453	4.0%
Personal Loans / Others	19,469	20,364	-4.4%	19,149	1.7%
Total Individuals	85,593	79,819	7.2%	84,805	0.9%

Consumer Finance	32,708	36,178	-9.6%	33,931	-3.6%

Corporate and SMEs
Leasing / Auto Loans	2,833	3,137	-9.7%	2,926	-3.2%
Real Estate	10,605	10,332	2.6%	10,718	-1.1%
Trade Finance	18,917	23,401	-19.2%	20,570	-8.0%
On-lending	16,615	12,901	28.8%	13,745	20.9%
Agricultural Loans	2,761	2,714	1.7%	2,611	5.7%
Working capital / Others	78,239	89,663	-12.7%	91,682	-14.7%
Total Corporate and SMEs	129,969	142,147	-8.6%	142,252	-8.6%

Total Credit	248,271	258,144	-3.8%	260,988	-4.9%
Other Credit Risk Transactions with clients2	63,747	66,175	-3.7%	69,958	-8.9%

Total Expanded Credit Portfolio	312,018	324,319	-3.8%	330,946	-5.7%

1. Including loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 29,543 million in Mar/16, R$ 33,097 million in Mar/15 and R$ 30,315 million in Dec/15.
2. Includes "debenture", FIDC, CRI, floating rate notes, promissory notes, acquiring activities related assets and guarantees.

SANTANDER BRASIL RESULTS

BALANCE OF ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of allowance for loan losses totaled R$ 16,396 million in 1Q16, up 16.5% in twelve months and down 2.6% in the quarter.

The BR GAAP coverage ratio is obtained by dividing the balance of the allowance for loan losses by loans overdue by more than 90 days. In March 2016, the ratio reached 200.1%.

RENEGOTIATED PORTFOLIO

Credit renegotiations came to R$ 12,946 million in March 2016, up 1.6% in twelve months. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the customers, including the renegotiation of previously written-off loans. In the quarter, this portfolio grew 1.8%.

In March 2016, 55.9% of the portfolio was provisioned. These levels are considered adequate, given the nature of the operations involved.

RENEGOTIATED PORTFOLIO	Mar/16	Mar/15	Var.	Dec/15	Var.
(R$ million)			Mar/16xMar/15		Mar/16xDec/15

Renegotiated Portfolio	12,946	12,745	1.6%	12,721	1.8%
Allowance for loan losses over renegotiated portfolio	(7,234)	(6,375)	13.5%	(7,062)	2.4%
Coverage	55.9%	50.0%	5.9 p.p.	55.5%	0.4 p.p.

SANTANDER BRASIL RESULTS

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 3.3% of the total credit portfolio, up 0.28 p.p. in twelve months and 0.07 p.p. in the quarter. The delinquency ratio of the individual segment reached 4.7%, up 0.33 p.p. in twelve months and down 0.04 p.p. in the quarter. Delinquency in the corporate and SME segments came to 2.1%, showing an increase of 0.12 p.p. year-on-year and a slight increase of 0.04 p.p. quarter-on-quarter.

 DELINQUENCY RATIO (15-90 DAYS)

The 15-90 day delinquency ratio came to 4.8% in 1Q16, up 0.49 p.p. in twelve months and down 0.20 p.p. in previous quarter. The decline in the quarter was due to the resolution of specific facts in the large corporate segment reported in 4Q15. As a result, the corporate segment grew 0.53 p.p. in twelve months and improved by 1.03 p.p. in the quarter, totaling 3.0%. Meanwhile, individual delinquency has worsened during both periods of comparison by 0.17 p.p. and 0.65 p.p., in the year-on-year and quarterly comparisons, respectively, due to Brazil’s current economic environment and seasonality of the period.

SANTANDER BRASIL RESULTS

FUNDING

Funding from clients closed March 2016 at R$ 283,141 million, up 8.6% in twelve months (or R$ 22,419 million) and down 1.7% in the quarter. In both periods of comparison, the highlight was the Treasury Notes.

FUNDING (R$ million)	Mar/16	Mar/15	Var.	Dec/15	Var.
			Mar/16xMar/15		Mar/16xDec/15

Demand deposits	14,491	15,255	-5.0%	15,698	-7.7%
Saving deposits	34,964	37,569	-6.9%	35,985	-2.8%
Time deposits	85,048	84,008	1.2%	86,528	-1.7%
Debenture/LCI/LCA¹	86,486	79,731	8.5%	90,226	-4.1%
Treasury Notes (Letras Financeiras)²	62,152	44,159	40.7%	59,499	4.5%
Funding from clients	283,141	260,722	8.6%	287,936	-1.7%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

CREDIT/FUNDING RATIO

The credit/funding ratio reached 87.7% in March 2016, down 11.3 p.p. in twelve months and 3.0 p.p. in the quarter.

The liquidity metric adjusted for the (high) reserve requirements and medium/long term funding reached 82.9% in March 2016, down 2.7 p.p. in twelve months.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ million)	Mar/16	Mar/15	Var.	Dec/15	Var.
			Mar/16xMar/15		Mar/16xDec/15

Funding from clients (A)	283,141	260,722	8.6%	287,936	-1.7%
(-) Reserve Requirements	(55,555)	(32,667)	70.1%	(55,096)	0.8%
Funding Net of Reserve Requirements	227,586	228,055	-0.2%	232,840	-2.3%
Borrowing and Onlendings	16,154	16,090	0.4%	16,342	-1.1%
Subordinated Debts	17,380	15,634	11.2%	18,059	-3.8%
Offshore Funding	38,498	42,083	-8.5%	50,156	-23.2%
Total Funding (B)	299,618	301,861	-0.7%	317,397	-5.6%
Assets under management¹	213,191	167,406	27.3%	198,534	7.4%
Total Funding and Asset under management	512,809	469,267	9.3%	515,931	-0.6%
Total Credit (C)	248,271	258,144	-3.8%	260,989	-4.9%
C / B (%)	82.9%	85.5%		82.2%

C / A (%)	87.7%	99.0%		90.6%

1 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

 BIS RATIO

The BIS ratio reached 16.4% in the first quarter of 2016, up 0.7 p.p. in the quarter and 0.5 p.p. in the twelve-month variation. The CET1 reached 13.9%, up by 0.5 p.p. and 0.9 p.p. in twelve and three months, respectively.

 The increase in the three-month indicator was influenced by (i) the reduction in credit risk RWA, due to the lower volume of credit, as well as the reduction in tax credits, and (ii) the increase in equity from income generated in the period and the improvement in the non-realized result from securities available for sale. These factors more than offset the negative impact of BIS III implementation schedule in Brazil.

It is important to mention that as of January 2016, as per CMN Resolution 4,193/2013, capital requirement was altered from 11% to 9.875% + capital conservation of 0.625%, totaling 10.5%. For the Tier I Capital, it comes to 6% and for the CET1, 4.5%.

1- From 2015 on, considers the prudential conglomerate.

OWN RESOURCES AND BIS (R$ million)	Mar/16	Mar/15	Var.	Dec/15	Var.
			Mar/16xMar/15		Mar/16xDec/15

Tier I Regulatory Capital	54,005	54,808	-1.5%	52,977	1.9%
CET1	49,498	50,745	-2.5%	48,032	3.1%
Additional Tier I	4,507	4,062	10.9%	4,945	-8.9%
Tier II Regulatory Capital	4,667	5,659	-17.5%	5,182	-9.9%
Adjusted Regulatory Capital (Tier I and II)	58,672	60,467	-3.0%	58,159	0.9%
Risk Weighted Assets (RWA)	357,112	379,000	-5.8%	369,850	-3.4%
Required Regulatory Capital	35,265	41,690	-15.4%	40,683	-13.3%
Adjusted Credit Risk Capital requirement	30,566	36,425	-16.1%	36,508	-16.3%
Market Risk Capital requirement	3,042	3,216	-5.4%	2,301	32.2%
Operational Risk Capital requirement	1,657	2,049	-19.1%	1,874	-11.6%
Basel Ratio	16.4%	16.0%	0.5 p.p.	15.7%	0.7 p.p.
Tier I	15.1%	14.5%	0.7 p.p.	14.3%	0.8 p.p.
CET1	13.9%	13.4%	0.5 p.p.	13.0%	0.9 p.p.
Tier II	1.3%	1.5%	-0.2 p.p.	1.4%	-0.1 p.p.

OUR SHARES

CORPORATE GOVERNANCE

With a free float of 10.6%, Santander Brasil is listed on the traditional trading segment of Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBovespa). Despite the lower level of requirements of this segment, the Bank maintains the best practices of corporate governance.

SIMPLIFIED OWNERSHIP STRUCTURE

 Santander’s ownership structure in March 2016 was as follows:

OWNERSHIP STRUCTURE	Common shares	%	Preferred shares	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	3,442,704	89.4%	3,276,040	88.3%	6,718,744	88.8%
Treasury Shares	21,480	0.6%	21,480	0.6%	42,959	0.6%
Free Float	386,787	10.0%	414,592	11.2%	801,379	10.6%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,082	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well the administrators.

PERFORMANCE

SANB11	1Q16	1Q15	Var. 1Q16x1Q15	4Q15	Var. 1Q16x4Q15

Earnings (annualized) per unit (R$)	1.77	1.73	2.0%	1.71	3.3%
Closing price (R$)[1]	17.0	14.1	20.5%	16.0	5.7%
Book Value per unit (R$)[2]	14.5	13.6	6.3%	13.5	7.4%
Market Capitalization (R$ bi)[3]	63.7	53.1	20.1%	60.3	5.6%
1- Closing price refers to historical serie.
2- Book Value calculation excludes the goodwill.
3-Market capitalization: total Units (Unit = 1 ON + 1 PN) x last Unit's price.

¹ Voluntary tender offer concluded on October 30, 2014.

RATINGS

RATINGS AGENCIES

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operating performance and financial strength, and other factors related to the financial sector and the economic environment in which the company is inserted, with the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the main rating agencies.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB (negative)	F2	BBB- (negative)	F3	AAA (bra) (stable)	F1+ (bra)

Standard & Poor’s (outlook)	BB (negative)	B	BB (negative)	B	brAA- (negative)	brA-1

Moody's (outlook)	Ba1 (negative)	NP	Ba3 (negative)	NP	Aa1.br (negative)	Br-1

Ratings assigned according published reports by Rating Agencies.

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

ASSETS (R$ million)	Mar/16	Dec/15	Sep/15	Jun/15	Mar/15

Current Assets and Long Term Assets	655,329	663,809	689,054	591,269	596,216
Cash and Cash Equivalents	5,463	6,864	6,928	5,525	4,964
Interbank Investments	51,481	55,810	59,264	56,850	48,736
Money Market Investments	31,838	31,990	29,933	32,452	36,619
Interbank Deposits	2,248	1,989	2,341	2,270	2,952
Foreign Currency Investments	17,395	21,831	26,989	22,129	9,166
Securities and Derivative Financial Instrument	151,377	142,892	154,262	145,900	131,493
Own Portfolio	30,072	36,311	29,891	38,403	31,313
Subject to Repurchase Commitments	82,498	58,961	72,895	70,536	57,922
Posted to Central Bank of Brazil	6,712	6,216	8,541	9,991	9,965
Pledged in Guarantees	15,036	15,390	16,330	13,930	17,992
Others	17,059	26,013	26,604	13,039	14,301
Interbank Accounts	57,101	55,303	52,224	34,689	34,291
Restricted Deposits:	55,724	55,266	50,392	32,856	32,837
-Central Bank of Brazil	55,555	55,096	50,221	32,687	32,667
-National Housing System	169	170	171	169	169
Others	1,376	37	1,832	1,833	1,455
Interbranch Accounts	-	-	-	-	-
Lending Operations	232,145	244,460	246,648	239,445	244,162
Lending Operations	248,360	261,083	262,050	254,523	258,236
Lending Operations Related to Assignment	181	209	203	2	4
(Allowance for Loan Losses)	(16,396)	(16,832)	(15,605)	(15,080)	(14,078)
Other Receivables	154,830	155,993	167,419	106,410	130,277
Foreign Exchange Portfolio	93,784	91,855	101,360	55,772	75,696
Tax Credits	30,085	33,988	32,457	23,308	26,689
Others	30,961	30,150	33,601	27,330	27,891
Others Assets	2,932	2,486	2,310	2,449	2,292
Permanent Assets	13,420	13,645	13,353	14,021	16,075
Investments	164	68	38	38	38
Fixed Assets	6,915	6,986	6,733	6,707	6,783
Intangibles	6,341	6,591	6,581	7,276	9,253
Goodwill	27,490	27,490	27,527	27,527	27,531
Intangible Assets	7,960	7,751	6,934	6,940	7,693
(Accumulated Amortization)	(29,109)	(28,649)	(27,881)	(27,192)	(25,971)
Total Assets	668,750	677,454	702,407	605,290	612,291

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

LIABILITIES (R$ million)	Mar/16	Dec/15	Sep/15	Jun/15	Mar/15

Current Liabilities and Long Term Liabilities	608,360	620,293	642,458	541,233	553,030
Deposits	136,947	141,886	145,585	143,787	140,580
Demand Deposits	14,491	15,698	18,521	14,842	15,255
Savings Deposits	34,964	35,985	35,540	36,595	37,569
Interbank Deposits	2,444	3,675	3,402	3,008	3,748
Time Deposits	85,048	86,528	88,121	89,342	84,008
Money Market Funding	148,702	134,960	138,758	126,218	117,102
Own Portfolio	121,355	104,218	110,909	104,145	89,866
Third Parties	5,672	10,828	11,605	6,300	10,400
Free Portfolio	21,675	19,915	16,243	15,774	16,836
Funds from Acceptance and Issuance of Securities	96,863	99,848	99,202	90,496	83,722
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	88,553	84,607	81,786	77,129	69,457
Securities Issued Abroad	6,443	13,472	15,778	11,910	12,911
Others	1,867	1,769	1,639	1,457	1,354
Interbank Accounts	1,276	14	1,626	1,573	1,284
Interbranch Accounts	2,397	3,818	2,617	2,229	2,025
Borrowings	32,127	36,762	39,384	29,567	29,274
Domestic Onlendings - Official Institutions	16,082	16,263	14,767	15,737	15,987
National Economic and Social Development Bank (BNDES)	7,900	7,886	6,367	6,817	6,887
National Equipment Financing Authority (FINAME)	7,892	8,045	8,064	8,646	8,774
Other Institutions	289	332	337	274	326
Foreign Onlendings	-	-	-	-	-
Derivative Financial Instruments	14,297	22,883	29,870	12,676	15,247
Other Payables	159,669	163,859	170,650	118,948	147,808
Foreign Exchange Portfolio	88,552	89,330	99,537	54,993	76,831
Tax and Social Security	11,705	10,537	10,695	10,776	17,706
Subordinated Debts	8,379	8,097	7,818	7,546	7,520
Debt Instruments Eligible to Compose Capital	9,001	9,962	10,046	7,914	8,114
Others	42,032	45,932	42,552	37,718	37,639
Deferred Income	409	385	396	419	408
Minority Interest	1,928	1,956	1,951	1,906	1,449
Equity	58,053	54,819	57,602	61,732	57,403
Total Liabilities	668,750	677,454	702,407	605,290	612,291

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

MANAGERIAL FINANCIAL STATEMENT¹ (R$ million)
	1Q16	4Q15	3Q15	2Q15	1Q15

Net Interest Income	7,599	7,384	7,631	7,480	7,140
Allowance for Loan Losses	(2,424)	(2,762)	(2,448)	(2,338)	(2,112)
Net Interest Income after Loan Losses	5,175	4,622	5,183	5,142	5,028
Fee and commission income	3,090	3,210	2,919	2,910	2,828
General Expenses	(4,410)	(4,632)	(4,288)	(4,300)	(4,103)
Personnel Expenses + Profit Sharing	(2,132)	(2,202)	(2,054)	(1,962)	(1,861)
Administrative Expenses²	(2,278)	(2,430)	(2,234)	(2,337)	(2,242)
Tax Expenses	(817)	(784)	(770)	(889)	(929)
Investments in Affiliates and Subsidiaries	0	0	0	0	1
Other Operating Income/Expenses	(1,197)	(802)	(844)	(925)	(802)
Operating Profit	1,841	1,614	2,201	1,938	2,022
Non Operating Income	25	(21)	21	39	78
Net Profit before Tax	1,866	1,593	2,222	1,977	2,100
Income Tax and Social Contribution	(204)	55	(431)	(293)	(408)
Minority Interest	(2)	(40)	(82)	(9)	(60)
Net Profit	1,660	1,607	1,708	1,675	1,633

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

EXCHANGE HEDGE (R$ million)	1Q16	4Q15	3Q15	2Q15	1Q15

Net Interest Income	3,434	665	(8,358)	882	(4,721)
Tax Expenses	(336)	(65)	871	(96)	513
Income Tax	(3,098)	(600)	7,487	(786)	4,208

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

In order to ensure a better understanding of the results in BR GAAP, we present below the reconciliation of the managerial result with the accounting result. It is worth noting that these adjustments, with the exception of the amortization of goodwill and the extraordinary items, have no effect on net profit.

	1Q16	Reclassifications					Others Events[5]	1Q16
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation/Others[4]		Managerial

NET INTEREST INCOME	11,135	3,434	604	-	-	(501)	-	7,599
Allowance for Loan Losses	(2,617)	-	(604)	-	-	411	-	(2,424)
NET INTEREST INCOME AFTER LOAN LOSSES	8,518	3,434	-	-	-	(90)	-	5,175
Fee and commission income	3,090	-	-	-	-	-	-	3,090
General Expenses	(4,539)	-	-	(447)	318	-	-	(4,410)
Personnel Expenses + Profit Sharing	(1,813)	-	-	-	318	-	-	(2,132)
Administrative Expenses	(2,726)	-	-	(447)	-	-	-	(2,278)
Tax Expenses	(1,153)	(336)	-	-	-	-	-	(817)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	-	0
Other Operating Income/Expenses	(1,107)	-	-	-	-	90	-	(1,197)
OPERATING INCOME	4,810	3,098	-	(447)	318	-	-	1,841
Non Operating Income	25	-	-	-	-	-	-	25
NET PROFIT BEFORE TAX	4,835	3,098	-	(447)	318	-	-	1,866
Income Tax	(3,302)	(3,098)	-	-	-	-	-	(204)
Profit Sharing	(318)	-	-	-	(318)	-	-	0
Minority Interest	(2)	-	-	-	-	-	-	(2)
NET PROFIT	1,213	-	-	(447)	-	-	-	1,660

	4Q15	Reclassifications					Others Events[5]	4Q15
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation/Others[4]		Managerial

NET INTEREST INCOME	7,925	665	735	-	-	(442)	(417)	7,384
Allowance for Loan Losses	(4,557)	-	(735)	-	-	(251)	(809)	(2,762)
NET INTEREST INCOME AFTER LOAN LOSSES	3,368	665	-	-	-	(693)	(1,226)	4,622
Fee and commission income	3,210	-	-	-	-	-	-	3,210
General Expenses	(4,606)	-	-	(440)	467	-	-	(4,632)
Personnel Expenses + Profit Sharing	(1,735)	-	-	-	467	-	-	(2,202)
Administrative Expenses	(2,871)	-	-	(440)	-	-	-	(2,430)
Tax Expenses	(849)	(65)	-	-	-	-	-	(784)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	-	0
Other Operating Income/Expenses	192	-	-	-	-	994	-	(802)
OPERATING INCOME	1,315	600	-	(440)	467	301	(1,226)	1,614
Non Operating Income	(322)	-	-	-	-	(301)	-	(21)
NET PROFIT BEFORE TAX	993	600	-	(440)	467	-	(1,226)	1,593
Income Tax	682	(600)	-	-	-	-	1,226	55
Profit Sharing	(467)	-	-	-	(467)	-	-	0
Minority Interest	(40)	-	-	-	-	-	-	(40)
NET PROFIT	1,167	-	-	(440)	-	-	-	1,607

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

	1Q15	Reclassifications					Others Events[5]	1Q15
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation		Managerial

NET INTEREST INCOME	3,490	(4,721)	457	-	-	614	-	7,140
Allowance for Loan Losses	(2,860)	-	(457)	-	-	(292)	-	(2,112)
NET INTEREST INCOME AFTER LOAN LOSSES	630	(4,721)	-	-	-	322	-	5,028
Fee and commission income	2,828	-	-	-	-	-	-	2,828
General Expenses	(4,789)	-	-	(949)	264	-	-	(4,103)
Personnel Expenses + Profit Sharing	(1,597)	-	-	-	264	-	-	(1,861)
Administrative Expenses	(3,191)	-	-	(949)	-	-	-	(2,242)
Tax Expenses	(416)	513	-	-	-	-	-	(929)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-	-	1
Other Operating Income/Expenses	(1,125)	-	-	-	-	(322)	-	(802)
OPERATING INCOME	(2,871)	(4,208)	-	(949)	264	-	-	2,022
Non Operating Income	78	-	-	-	-	-	-	78
NET PROFIT BEFORE TAX	(2,793)	(4,208)	-	(949)	264	-	-	2,100
Income Tax	3,800	4,208	-	-	-	-	-	(408)
Profit Sharing	(264)	-	-	-	(264)	-	-	0
Minority Interest	(60)	-	-	-	-	-	-	(60)
NET PROFIT	684	-	-	(949)	-	-	-	1,633

1. Exchange Hedge: See more details on page 23.

2. Credit Recovery: Reclassified from revenue from loan operations to the allowance for loan losses.

3. Amortization of Goodwill: Reversal of goodwill amortization expenses.

4. Exchange rate variations/other: This also includes, in addition to the effect of exchange rate changes, reclassifications between results lines (net interest income, income from the allowance for loan losses, other operating income/expenses and non-operating income) for better comparability with previous quarters.

5. Others:

a)  Net interest income: adjustment to the appreciation of assets corresponding to the impairment of securities.

b)  Allowance for loan losses: complementary provisions recorded and isolated impacts from large companies.

c) Income tax: Of the total of R$ 1,226 million, approximately R$ 800 million refers to the use of tax credits not activated in the fourth quarter of 2015, and the rest is the tax effect of non-recurring events in the margin and allowance for loan losses lines.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 27, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer